FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2006

QUEBECOR MEDIA INC.
(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press Release dated May 11, 2006 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the period ended March 31, 2006;

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 3-Month Period ended March 31, 2006.

QUEBECOR INC.

May 11, 2006 For immediate release QUEBECOR INC. REPORTS FIRST QUARTER 2006 RESULTS HIGHLIGHTS OF FIRST QUARTER 2006

•	Quebecor Media Inc.’s revenues up $74.0 million and operating income up $8.6 million in first quarter 2006.

•	Quebecor World Inc.’s revenues down US$83.5 million and operating income down US$46.3 million.

•
Videotron Ltd. customer growth in first quarter 2006: 64,000 more customers for cable telephone service, 43,800 customers for all cable Internet access service, 37,800 customers for illico Digital TV and 13,900 customers for all cable television services combined (it is the net increase of customers for analog cable television services and illico Digital TV).

•	Quebecor Media refinances Notes on advantageous terms, reducing the annual financial expenses it would otherwise have incurred by approximately $80.0 million during about 5.5 years.

•	Quebecor World closes private offering of US$450.0 million principal amount of Senior Notes.

Montréal, Québec – Quebecor Inc.’s revenues totalled $2.37 billion in the first quarter of 2006, a decrease of $130.5 million (–5.2%) from the same period of 2005. A $74.0 million increase in Quebecor Media’s revenues only partially offset a $205.4 million decrease at Quebecor World, which was mainly due to the impact of the conversion of its revenues into Canadian dollars,[1] as well as to volume decreases in Europe and continuing pricing pressures in North America and Europe. Operating income totalled $303.3 million in the first quarter of 2006, a $53.0 million (–14.9%) decrease from $356.3 million in the same period of 2005. Quebecor Media’s operating income was up $8.6 million to $159.6 million. The increase only partially offset a $62.6 million (US$46.3 million) decrease in Quebecor World’s operating income to $144.0 million (US$122.4 million).

“Quebecor Media again posted strong results in the first quarter of 2006, spearheaded by a glowing performance at Videotron driven by positive consumer response to its products,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “However, Quebecor’s revenues and operating income were again negatively affected by weaker results at Quebecor World, amplified by conversion into Canadian dollars. Quebecor World pressed ahead with its long–term strategic development plan, continuing its $580.0 million retooling program in North America and

_____________________

[1] The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.16 in the first quarter of 2006, compared with US$1.00 = $1.22 in the same period of 2005, producing an unfavourable foreign exchange variance estimated at $103.1 million in the first quarter of 2006.

Europe. It pursued the restructuring of its operations and announced new initiatives in its book printing platform in North America, Latin America and Europe.”

Quebecor recorded a net loss of $60.7 million ($0.94 per basic share) in the first quarter of 2006, compared with a net loss of $23.6 million ($0.37 per basic share) in the same period of 2005. The unfavourable variance of $37.1 million was caused by the decrease in operating income and the impact of the recording of a $331.6 million loss on debt refinancing by Quebecor Media in connection with the refinancing of its Notes on January 17, 2006, which will reduce by nearly $80.0 million the annual financial expenses that would otherwise have been incurred during about 5.5 years. These factors were partially offset by the recording of a $53.3 million unrealized gain on re–measurement of exchangeable debentures ($33.6 million unrealized loss in the first quarter of 2005) and decreases of $26.3 million in financial expenses and $15.0 million in the reserve for restructuring.

Excluding unusual items, which include the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re–measurement of debentures, the loss on debt refinancing and the loss on sales of businesses, all net of income tax and non–controlling interest, net income from continuing operations was $17.7 million in the first quarter of 2006 ($0.28 per basic share), compared with $16.3 million ($0.25 per basic share) in the same period of 2005, an increase of $1.4 million ($0.03 per basic share).

Quebecor Media posted a $178.4 million net loss in the first quarter of 2006, compared with net income in the amount of $12.8 million in the same quarter of 2005. The negative variance of $191.2 million was caused mainly by the recording in the first quarter of 2006 of a $331.6 million loss on debt refinancing. Quebecor World reported a net loss of US$6.0 million (US$0.05 per basic share) in the first quarter of 2006, compared with net income of US$6.5 million (US$0.05 per basic share) in the same period of 2005. The negative difference of US$12.5 million was due primarily to the decrease in operating income.

Dividend

On May 11, 2006, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 20, 2006 to shareholders of record at the close of business on May 26, 2006.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the first quarter of 2006, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its first quarter 2006 results on Thursday, May 11, 2006, at 3:00 pm EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 2358731#. A tape recording of the call will be available from May 11 through June 11, 2006, by dialling 1 877 293-8133, access code 314538#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward–Looking Statements

The statements in this press release that are not historical facts are forward–looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward–looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risks, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward–looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section of the Management Discussion and Analysis for the year ended December 31, 2005, updated information found in the Company’s quarterly Management Discussion and Analysis, and the “Risk Factors” section of the Company’s 2005 Annual Information Form.

The forward–looking statements in this press release reflect the Company’s expectations as of May 11, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media–related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French–language general–interest television network in Québec, a number of specialty channels, and the English–language general–interest station Sun TV; Canoe Inc., operator of a network of English– and French–language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 877–5117	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380–1974 (514) 886–7665 (cell) lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

Quebecor World’s revenues decreased by US$83.5 million (–5.4%) to US$1.47 billion in the first quarter of 2006. Excluding the unfavourable impact of the fluctuation of currencies other than the U.S. dollar (US$10.1 million), revenues decreased by 4.7% in the first quarter of 2006, mainly because of lower volumes in Europe and continuing pricing pressures in North America and Europe.

Operating income was down by US$46.3 million (–27.4%) to US$122.4 million in the first quarter of 2006, essentially as a result of sustained pricing pressures in North America and Europe, lower volumes in some business groups, operational inefficiencies related to the commissioning of new presses, and higher energy costs. The impact of these unfavourable factors was partially offset by savings from cost-containment measures and headcount reductions.

The cost of goods sold decreased by 2.6% in the first quarter of 2006 compared with the previous year, mainly because of reduced paper sales and lower labour costs. Gross operating margins declined to 15.3% in the first quarter of 2006, compared with 17.7% in the same period of 2005. Currency fluctuations had no material impact on gross margins in the first quarter of 2006.

Selling, general and administrative expenses and securitization fees decreased by US$3.8 million (–3.6%) to US$101.4 million in the first quarter of 2006, primarily as a result of work-force reduction, which impacted labour costs.

Quebecor World recorded a net reserve for restructuring of US$22.1 million in the first quarter of 2006. It approved the closure of its Brookfield, Wisconsin facility in the Magazine group and other work-force reductions, mainly in North America. The cash costs of these initiatives were estimated at US$13.3 million, of which US$10.2 million were recorded during the first quarter of 2006. The first quarter 2006 restructuring initiatives affected 756 positions in total, of which 367 have been eliminated as of March 31, 2006 and 389 are still to come in 2006. Quebecor World also recognized a US$5.7 million charge in the first quarter of 2006 resulting from the continuation of the 2005 and 2004 initiatives. Following impairment tests on various specific units, Quebecor World concluded that certain assets, mainly in Europe and North America, were impaired. Accordingly, for the first quarter of 2006, Quebecor World recorded an impairment of long–lived assets of US$6.4 million.

In the first three months of 2006, Quebecor World continued to implement its retooling plans for North America and Europe, which represent investments totalling US$580 million over the duration of the program. Quebecor World announced on April 5, 2006 that it had undertaken the portion of the retooling plans related to its Book platform with investments in high–speed equipment for its North American and European facilities. Quebecor World has also recently undertaken initiatives to eliminate production overcapacity, including the planned closure of its plants in Strasbourg, France and Kingsport, Tennessee in the second and third quarters of 2006 respectively. A restructuring charge will be recorded in the second quarter related to these closures. Quebecor World announced in April 2006 a plan to significantly enhance service to its global customers through improved integration of its North American and Latin American book and directory platforms.

In the first quarter of 2006, free cash flows from operations totalled US$4.7 million, compared with negative US$79.9 million in the same quarter of 2005, a US$84.6 million improvement. The net change in non–cash balances related to operations used US$77.5 million in funds in the first quarter of 2006, compared with US$148.4 million in the same quarter of 2005, a US$70.9 million improvement. Business disposals also generated US$27.3 million in free cash flows from operations in the first quarter of 2006.

On March 6, 2006, Quebecor World successfully closed a private offering of US$450.0 million aggregate principal amount of 8 3/4% Senior Notes due March 15, 2016. The net proceeds of US$443.3 million were used to repay in full Quebecor World’s 7.20% Senior Notes with a principal amount of US$250.0 million and for general corporate purposes, including the reduction of other indebtedness.

On January 16, 2006, Quebecor World announced it had concluded an agreement with Société Générale (Canada) for the Canadian dollar equivalent of a €136.0 million (US$165.0 million) long–term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. This unsecured facility has a lower cost than alternative financing methods.

Stated in Canadian dollars, Quebecor World’s revenues were $1.69 billion in the first quarter of 2006, a $205.4 million (–10.8%) decrease. Operating income totalled $144.0 million, a $62.6 million (–30.3%) decrease from the same period of 2005. The decrease in revenues and operating income stated in U.S. dollars was amplified by the effect of currency translation into Canadian dollars.

Outlook 2006

As previously announced and for the remainder of 2006, Quebecor World anticipates that its operations will continue to be affected by negative pricing pressures and volume reductions. While Quebecor World has made progress in replacing this volume, many of these new agreements only come into force in the latter half of 2006 and in 2007. Quebecor World intends to address these challenges by continuing to implement cost–containment measures and to develop projects to help reduce energy consumption. However, as this is a long–term process and as Quebecor World anticipates additional start–up related inefficiencies in upcoming quarters, the full effect of these efforts will be realized over time.

Quebecor Media Inc.

Quebecor Media’s revenues increased by $74.0 million (11.8%) to $698.7 million and its operating income by $8.6 million (5.7%) to $159.6 million in the first quarter of 2006.

Cable segment

The Cable segment generated revenues of $301.6 million in the first quarter of 2006, compared with $251.3 million in the same quarter of 2005, a $50.3 million (20.0%) increase due primarily to customer growth and increases in some rates. The segment’s total operating income increased by $18.7 million (18.9%) to $117.8 million, mainly because of the growth in revenues, which was partially offset by increases in some operating costs. The new Internet telephone service launched at the beginning of 2005 accounted for a large portion of the increase in operating expenses.

Videotron grew its customer base by the following amounts during the first three months of 2006:

•	64,000 more customers for cable telephone service

•	43,800 more customers for cable Internet access

•	37,800 more customers for illico Digital TV

•	13,900 more customers for all cable television services combined (it is the net increase of customers for analog cable television services and illico Digital TV).

Videotron’s net monthly ARPU (“average revenue per user”) increased by $8.64 (17.7%) to $57.48 in the first quarter of 2006, compared with $48.84 in the same quarter of 2005.

The Cable segment generated negative free cash flows from operations of $41.5 million in the first quarter of 2006, whereas it generated free cash flows from operations of $4.6 million in the same quarter of 2005, a negative variance of $46.1 million. The difference was due to a $41.2 million increase in the use of funds for non–cash balances related to operations and a $22.8 million increase in additions to property, plant and equipment as a result of investment in the network, including investments made in connection with the cable telephony project. These negative factors were partially offset by the favourable impact of the $18.7 million increase in operating income.

Newspapers segment

In the first quarter of 2006, the Newspapers segment’s revenues amounted to $219.7 million, a $7.1 million (3.3%) increase. Advertising revenues grew by 5.9%, primarily as a result of higher total volumes at the urban dailies, while distribution revenues rose by 4.1%. Revenues from circulation and commercial printing decreased by 3.7% and 6.9% respectively.

Operating income declined by $4.6 million (–11.0%) to $37.1 million in the first quarter of 2006. The revenue growth did not entirely offset increases in operating costs, including labour, distribution and newsprint costs, and cost increases related to the acquisition of new presses. The free dailies operating lost of $3.0 million in the first quarter of 2006, was stable compared with the same quarter of 2005, despite the launch of Vancouver 24 HOURSTM  in March 2005.

In the first quarter of 2006, the Newspapers segment generated negative free cash flows from operations of $15.5 million, whereas it generated free cash flows from operations of $31.0 million in the same quarter of 2005. The negative variance of $46.5 million was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers and other products. A negative variance in the net change in non–cash balances related to operations was also a contributing factor.

Broadcasting segment

The Broadcasting segment recorded revenues of $90.9 million in the first quarter of 2006, a decrease of $5.8 million (–6.0%). Revenues from broadcasting operations decreased by $2.3 million (–3.1%) as a result of lower advertising revenues at the TVA Network and a decrease in revenues from the TVAchats channel, partially offset by higher subscription revenues from the Mystère and ARGENT specialty channels, higher advertising revenues at Sun TV and increased revenues from commercial production.

Distribution revenues decreased by $1.0 million in the first quarter of 2006, mainly because of a decrease in theatrical distribution revenues, which was partially offset by the success of the video release of Good Night and Good Luck in the first quarter of 2006. Publishing revenues decreased by $1.5 million in the first quarter of 2006, mainly because of lower newsstand sales.

The Broadcasting segment reported a $0.4 million operating loss in the first quarter of 2006, compared with operating income of $6.8 million in the same quarter of 2005, a negative variance of $7.2 million. Operating income from broadcasting operations declined by $3.9 million, mainly as a result of lower revenues at the TVA Network and a higher operating loss at Sun TV. Distribution operations generated a $0.1 million operating loss in the first quarter of 2006, a $0.5 million improvement. Publishing operations generated an operating loss of $1.5 million in the first quarter of 2006, a negative variance of $3.5 million due primarily to increased spending on content, advertising and marketing at the weekly magazines in response to more aggressive competition.

On February 9, 2006, TVA Group Inc. launched Prise 2, a digital specialty channel that carries television programs, series and films from the 70s and 80s.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary financial statements. Highlights of the first quarter of 2006 include:

•
Leisure and Entertainment: Revenues up $21.6 million (43.9%) to $70.8 million; operating income down $1.0 million (–50.0%) to $1.0 million. The increase in revenues reflects the acquisition of Sogides ltée at the end of 2005 and a 9.8% increase in the revenues of Archambault Group Inc. The decrease in operating income was mainly due to lower operating income at Archambault Group, primarily as a result of operating losses caused by the start–up of Groupe Archambault France in May 2005.

•
Interactive Technologies and Communications: Revenues up $2.5 million (16.1%) to $18.0 million due to the recruitment of new customers, increased sales to existing customers, and expansion of interactive marketing and media placement services offerings. Joint marketing efforts with Quebecor World had a positive impact on sales. These positive factors were partially offset by the unfavourable impact of currency translation. The segment’s operating income increased by $0.8 million (114.3%) to $1.5 million in the first quarter of 2006, mainly because of the revenue growth. On January 26, 2006, Nurun Inc. announced the closing of the acquisition of China Interactive Limited, an interactive marketing firm located in China.

•
Internet/Portals: Revenues up $4.6 million (41.4%) to $15.7 million. Operating income up $1.7 million (77.3%) to $3.9 million, mainly because of the increase in revenues, which was partially offset by the operating loss of the new micasa.ca site, launched in September 2005.

Financing

On January 17, 2006, Quebecor Media closed a major refinancing of its long–term debt. The refinancing consisted in two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross–currency swap agreements, is 7.39%), and ii) refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan “A” credit facility in the amount of $125.0 million, maturing in January 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in January 2013, and a five–year revolving credit facility in the amount of $100.0 million. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), were used to finance the repurchase of almost all of Quebecor Media’s existing Notes, issued at higher rates, which will have the effect of reducing by nearly $80.0 million the annual financial expenses Quebecor Media would otherwise have incurred during about 5.5 years.

In respect of these repurchases, Quebecor Media recognized a $212.0 million loss on debt refinancing, net of income tax reductions, including the amount by which the disbursements exceeded the book value of the Notes and the cross–currency swap agreements, and the write–down of deferred financial expenses.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income, as reconciled to net income (loss) under Canadian Generally Accepted Accounting Principles (“GAAP”), as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on re–measurement of exchangeable debentures, net loss on debt refinancing, loss on sales of businesses, income taxes, dividends on Preferred Shares of a subsidiary, non–controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The Company’s management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as results of its operating segments. As such, this measure eliminates the significant level of non–cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Company and its subsidiaries. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. When operating income (or loss) is reported, a table reconciling it with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis.

Free cash flows from operations

The Company uses free cash flows from operations as a measure of liquidity. Free cash flows from operations represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations are not a measure of liquidity that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations are considered to be an important indicator of our liquidity and are used by the Company’s management and Board of Directors to evaluate cash flows generated by its consolidated operations and its segments’ operations. This measure is unaffected by the capital structure of the Company’s segments. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When the Company discusses free cash flows from operations, it provides a reconciliation to the most directly comparable Canadian GAAP financial measure in the same section.

Average monthly revenue per user

Average monthly revenue per user, or ARPU, is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data)
(unaudited)

	Three months ended March 31

	2006	2005

REVENUES

Printing	$1,694.6	$1,900.0
Cable	301.6	251.3
Newspapers	219.7	212.6
Broadcasting	90.9	96.7
Leisure and Entertainment	70.8	49.2
Interactive Technologies and Communications	18.0	15.5
Internet/Portals	15.7	11.1
Head office and inter-segment	(39.1)	(33.7)

	2,372.2	2,502.7

Cost of sales and selling and administrative expenses	(2,068.9)	(2,146.4)
Amortization	(149.0)	(153.0)
Financial expenses	(93.3)	(119.6)
Reserve for restructuring of operations, impairment of assets and other special charges	(25.3)	(40.3)
Gain (loss) on re-measurement of exchangeable debentures	53.3	(33.6)
Loss on debt refinancing	(331.6)	—
Loss on sale of businesses	(2.6)	—

(LOSS) INCOME BEFORE INCOME TAXES	(245.2)	9.8
Income taxes:
Current	(21.6)	15.8
Future	(90.2)	(6.1)

	(111.8)	9.7

	(133.4)	0.1
Dividends on preferred shares of subsidiaries, net of income taxes	(12.9)	(12.2)
Non-controlling interest	86.1	(11.7)

LOSS FROM CONTINUING OPERATIONS	(60.2)	(23.8)
(Loss) income from discontinued operations	(0.5)	0.2

NET LOSS	$(60.7)	$(23.6)

EARNINGS PER SHARE
Basic
From continuing operations	$(0.94)	$(0.37)
Net loss	(0.94)	(0.37)
Diluted
From continuing operations	(0.96)	(0.37)
Net loss	(0.97)	(0.37)

Weighted average number of shares outstanding (in millions)	64.3	64.7

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Income before amortization, financial expenses, reserve for
restructuring of operations, impairment of assets and other
special charges, gain (loss) on re-measurement of exchangeable debentures, loss on debt refinancing and loss on sale of businesses
Printing	$144.0	$206.6
Cable	117.8	99.1
Newspapers	37.1	41.7
Broadcasting	(0.4)	6.8
Leisure and Entertainment	1.0	2.0
Interactive Technologies and Communications	1.5	0.7
Internet/Portals	3.9	2.2
General corporate expenses	(1.6)	(2.8)

	$303.3	$356.3

Amortization
Printing	$84.2	$98.1
Cable	49.8	43.0
Newspapers	8.5	6.4
Broadcasting	3.6	3.4
Leisure and Entertainment	1.7	1.0
Interactive Technologies and Communications	0.4	0.4
Internet/Portals	0.2	0.2
Head Office	0.6	0.5

	$149.0	$153.0

Additions to property, plant and equipment
Printing	$56.8	$67.3
Cable	59.3	37.3
Newspapers	30.6	2.6
Broadcasting	1.7	4.2
Leisure and Entertainment	0.7	1.7
Interactive Technologies and Communications	0.3	0.5
Internet/Portals	0.2	—
Head office	0.6	2.8

	$150.2	$116.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Balance at beginning of period	$1,285.5	$1,235.3

Net loss	(60.7)	(23.6)

	1,224.8	1,211.7

Dividends	(3.2)	(2.6)

Balance at end of period	$1,221.6	$1,209.1

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Cash flows related to operations
Loss from continuing operations	$(60.2)	$(23.8)
Adjustments for:
Amortization of property, plant and equipment	147.1	151.3
Amortization of deferred charges and other assets	1.9	1.7
Amortization of deferred financing costs and long-term debt discount	5.0	16.2
Amortization of deferred client incentives	7.0	7.4
Impairment of assets and non-cash portion of restructuring	7.4	30.3
(Gain) loss on ineffective derivative instruments and
on foreign currency translation on unhedged long-term debt	(1.5)	0.8
(Gain) loss on revaluation of the additional amount payable	(8.2)	1.8
Loss (gain) on sale of other assets	0.3	(0.8)
(Gain) loss on re-measurement of exchangeable debentures	(53.3)	33.6
Loss on debt refinancing	331.6	—
Repayment of accrued interest on Senior Discount Notes	(191.3)	—
Future income taxes	(90.2)	(6.1)
Non-controlling interest	(86.1)	11.7
Other	6.4	3.1

	15.9	227.2
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(196.8)	(304.1)

Cash flows used in continuing operations	(180.9)	(76.9)
Cash flows provided by discontinued operations	0.4	2.8

Cash flows used in operations	(180.5)	(74.1)

Cash flows related to financing activities
Net increase in bank indebtedness	9.0	16.7
Issuance of long-term debt, net of financing fees	1,505.6	—
Net (repayments) borrowings under revolving bank facilities	(93.1)	35.5
Repayments of long-term debt and unwinding of hedging contracts	(1,129.4)	(3.8)
Net reduction (increase) in prepayments under
cross-currency swap agreements	21.6	(0.1)
Issuance of capital stock by subsidiaries	2.0	12.2
Dividends	(3.2)	(2.6)
Dividends paid to non-controlling shareholders	(42.3)	(18.5)
Other	(1.1)	(1.5)

Cash flows provided by financing activities	269.1	37.9

Cash flows related to investing activities
Business acquisitions, net of cash and
cash equivalents	(2.9)	(14.0)
Proceeds from disposal of business, net of cash
and cash equivalents	31.5	4.1
Additions to property, plant and equipment	(150.2)	(116.4)
Net proceeds from disposal of derivatives instruments	—	85.7
Net decrease in temporary investments	—	55.4
Increase in restricted cash and cash equivalents and
temporary investments held in trust	—	(29.6)
Proceeds from disposal of assets	10.1	4.7
Other	(0.8)	(0.4)

Cash flows used in investing activities	(112.3)	(10.5)

Net decrease in cash and cash equivalents	(23.7)	(46.7)
Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	5.5	10.0
Cash and cash equivalents at beginning of period	96.5	145.8

Cash and cash equivalents at end of period	$78.3	$109.1

Cash and cash equivalents consist of
Cash	$49.0	$20.4
Cash equivalents	29.3	88.7

	$78.3	$109.1

Cash interest payments	$327.2	$170.2
Cash income tax payments (net of refunds)	47.1	42.7

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31

	2006	2005

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$78.3	$96.5
Cash and cash equivalents and temporary investments held in trust
(market value of $10.9 million in 2006 and 2005)	10.9	10.9
Temporary investments (market value of $40.6 million in 2006 and 2005)	40.6	40.6
Accounts receivable	860.6	916.0
Income taxes	40.3	12.8
Inventories and investments in televisual products and movies	594.6	579.3
Prepaid expenses	78.6	48.7
Future income taxes	141.2	138.7

	1,845.1	1,843.5

LONG-TERM INVESTMENTS (market value of $231.1 million
($223.4 million in 2005))	332.6	332.5
PROPERTY, PLANT AND EQUIPMENT	4,323.0	4,318.0
FUTURE INCOME TAXES	60.7	57.6
RESTRICTED CASH AND CASH EQUIVALENTS	38.6	38.4
OTHER ASSETS	528.3	492.3
GOODWILL	6,615.6	6,598.4

	$13,743.9	$13,680.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$22.6	$13.6
Accounts payable, accrued charges and deferred revenue	1,714.2	1,807.7
Income taxes	49.1	90.2
Dividend payable to non-controlling shareholders	—	27.2
Future income taxes	2.0	2.0
Additional amount payable	103.3	111.5
Current portion of long-term debt	27.2	17.6

	1,918.4	2,069.8

LONG-TERM DEBT	5,385.5	4,687.7
EXCHANGEABLE DEBENTURES	359.7	405.4
CONVERTIBLE NOTES	135.5	134.3
OTHER LIABILITIES	1,056.3	1,070.4
FUTURE INCOME TAXES	640.3	723.4
NON-CONTROLLING INTEREST	2,870.9	3,138.0

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,221.6	1,285.5
Translation adjustment	(190.9)	(180.4)

	1,377.3	1,451.7

	$13,743.9	$13,680.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

REVENUES

Cable	$301.6	$251.3
Newspapers	219.7	212.6
Broadcasting	90.9	96.7
Leisure and Entertainment	70.8	49.2
Interactive Technologies and Communications	18.0	15.5
Internet/Portals	15.7	11.1
Head office and inter-segment	(18.0)	(11.7)

	698.7	624.7

Cost of sales and selling and administrative expenses	(539.1)	(473.7)
Amortization	(64.6)	(54.6)
Financial expenses	(52.3)	(74.7)
Loss on debt refinancing	(331.6)	—
Other	0.4	—

(LOSS) INCOME BEFORE INCOME TAXES	(288.5)	21.7
Income taxes:
Current	0.9	3.4
Future	(109.5)	4.1

	(108.6)	7.5

	(179.9)	14.2
Non-controlling interest	1.5	(1.4)

NET (LOSS) INCOME	$(178.4)	$12.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Income before amortization, financial expenses, loss on debt refinancing and other
Cable	$117.8	$99.1
Newspapers	37.1	41.7
Broadcasting	(0.4)	6.8
Leisure and Entertainment	1.0	2.0
Interactive Technologies and Communications	1.5	0.7
Internet/Portals	3.9	2.2
General corporate expenses	(1.3)	(1.5)

	$159.6	$151.0

Amortization
Cable	$49.8	$43.0
Newspapers	8.5	6.4
Broadcasting	3.6	3.4
Leisure and Entertainment	1.7	1.0
Interactive Technologies and Communications	0.4	0.4
Internet/Portals	0.2	0.2
Head Office	0.4	0.2

	$64.6	$54.6

Additions to property, plant and equipment
Cable	$59.3	$37.3
Newspapers	30.6	2.6
Broadcasting	1.7	4.2
Leisure and Entertainment	0.7	1.7
Interactive Technologies and Communications	0.3	0.5
Internet/Portals	0.2	—
Head Office	0.3	1.5

	$93.1	$47.8

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Deficit at beginning of period	$2,538.1	$2,529.6

Net loss (income)	178.4	(12.8)

	2,716.5	2,516.8

Dividends	10.0	5.0

Deficit at end of period	$2,726.5	$2,521.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31

	2006	2005

Cash flows related to operations
Net (loss) income	$(178.4)	$12.8
Adjustments for:
Amortization of property, plant and equipment	62.7	53.1
Amortization of deferred charges and of other assets	1.9	1.5
Amortization of deferred financing costs and long-term debt discount	3.9	15.3
Loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	3.1	2.8
(Gain) loss on revaluation of the additional amount payable	(8.2)	1.8
Loss on debt refinancing	331.6	—
Repayment of accrued interest on Senior Discount Notes	(191.3)	—
Non-controlling interest	(1.5)	1.4
Future income taxes	(109.5)	4.1
Other	0.2	0.1

	(85.5)	92.9
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	(105.1)	(116.8)

Cash flows used in operations	(190.6)	(23.9)

Cash flows related to financing activities
Net increase in bank indebtedness	9.9	16.1
Issuance of long-term debt, net of financing fees	1,169.8	—
Net borrowings under revolving bank facilities	242.4	4.7
Repayment of long-term debt and unwinding of hedging contracts	(1,129.3)	(0.9)
Net reduction (increase) in prepayments under cross-currency swap agreements	21.6	(0.1)
Dividends	(70.0)	(5.0)
Dividends paid to non-controlling shareholders	(0.9)	(1.3)
Other	(1.0)	(1.5)

Cash flows provided by financing activities	242.5	12.0

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(2.8)	(6.1)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	3.8
Additions to property, plant and equipment	(93.1)	(47.8)
Net decrease in temporary investments	—	55.4
Proceeds from disposal of assets	0.5	0.2
Other	(0.7)	(0.8)

Cash flows (used in) provided by investing activities	(96.1)	4.7

Net decrease in cash and cash equivalents	(44.2)	(7.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	—
Cash and cash equivalents at beginning of period	97.4	108.8

Cash and cash equivalents at end of period	$53.3	$101.6

Cash and cash equivalents consist of
Cash	$16.1	$2.1
Cash equivalents	37.2	99.5

	$53.3	$101.6

Cash interest payments	$287.6	$112.4
Cash income tax payments (net of refunds)	4.7	15.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31

	2006	2005

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$53.3	$97.4
Temporary investments (market value of $40.6 million in 2006 and 2005))	40.6	40.6
Accounts receivable	367.8	415.7
Income taxes	8.1	9.3
Advances receivable from parent company and companies under common control	23.0	15.6
Inventories and investments in televisual products and movies	141.6	155.5
Prepaid expenses	29.4	22.4
Future income taxes	101.0	98.7

	764.8	855.2

LONG-TERM INVESTMENTS (market value of $11.3 million ($11.2 million in 2005))	11.3	11.2
PROPERTY, PLANT AND EQUIPMENT	1,663.1	1,631.5
FUTURE INCOME TAXES	60.7	57.5
OTHER ASSETS	254.9	248.2
GOODWILL	3,874.7	3,871.9

	$6,629.5	$6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$22.6	$12.7
Accounts payable and accrued charges	446.6	608.8
Deferred revenue	162.5	155.2
Income taxes	8.3	13.4
Dividends payable	—	60.0
Additionnal amount payable	103.3	111.5
Current portion of long-term debt	19.7	2.7

	763.0	964.3

LONG-TERM DEBT	2,997.1	2,530.5
OTHER LIABILITIES	342.2	359.3
FUTURE INCOME TAXES	122.9	227.0
NON-CONTROLLING INTEREST	142.5	144.3

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,726.5)	(2,538.1)
Translation adjustment	(2.2)	(2.3)

	2,261.8	2,450.1

	$6,629.5	$6,675.5

Supplementary Disclosure

Quarter / 3-Month Period
Ended March 31, 2006

For additional information, please contact

Mark D’Souza, Vice President, Finance, at (514) 380-1912 or

Jean-François Pruneau, Treasurer, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are «  forward looking  » statements and «  safe harbor statements  » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

March 31, 2006

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2011 (Availability: $100)

—

Term Loan A due 2011

$125.0

Term Loan B due 2013

408.8

7 3/4% Senior Notes due 2016

613.2

11 1/8% Senior Notes / 13 3/4% Senior Discount Notes due 2011

37.5

1,184.5

Videotron

Revolving Credit Facility due 2009 (Availability: $450)

245.0

6 7/8% Senior Notes due 2014

772.1

6 3/8% Senior Notes due 2015

203.4

1,220.5

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

—

Term Loan B due 2009

231.4

Term Loan C due 2009

39.6

7 5/8% Senior Notes due 2013

236.3

507.3

TVA

104.5

Other

22.6

Total Quebecor Media

$3,039.4

Additional Amount Payable

103.3

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

203.7

Cash-on-Hand

Quebecor Media

93.9

Videotron

$40.6

Sun Media

18.8

Quebecor Media Parent

(20.4)

Other (subsidiaries not 100% owned)

54.8

$93.9

(1)

Classified under “Other assets” or “Other liabilities” in Quebecor Media’s financial statements

/3

CABLE

Supplementary Disclosure

March 31, 2006

Operating Results

2006

2005

Mar 31

Dec 31

Sep 30

Jun 30

Mar 31

Homes Passed (’000)

2,426

2,419

2,412

2,402

2,391

Basic Customers (’000)

1,520

1,506

1,472

1,443

1,455

Basic Penetration

62.7%

62.3%

61.0%

60.1%

60.9%

Extended Tier Customers (’000)

1,265

1,250

1,214

1,185

1,191

Extended Tier Penetration

83.2%

83.0%

82.5%

82.1%

81.9%

Digital Set-Top Boxes (’000)

586

538

474

420

388

Digital Customers (’000)

512

475

425

381

355

Digital Penetration

33.7%

31.5%

28.9%

26.4%

24.4%

Cable Modem Customers (’000)

682

638

588

548

530

Cable Modem Penetration

44.9%

42.4%

39.9%

38.0%

36.4%

Telephony Customers (’000)

227

163

96

42

15

Telephony Penetration

14.9%

10.8%

6.5%

2.9%

1.0%

1st Quarter

YTD

2006

2005

VAR

2006

2005

VAR

(in millions)

Revenues

$301.6

$251.3

20.0%

$301.6

$251.3

20.0%

Cable Television

164.2

149.5

9.8%

164.2

149.5

9.8%

Internet

78.6

63.3

24.2%

78.6

63.3

24.2%

Business Solution

18.7

19.2

-2.6%

18.7

19.2

-2.6%

Telephony

18.3

0.3

n.m.

18.3

0.3

n.m.

Other

21.8

19.0

14.7%

21.8

19.0

14.7%

EBITDA

$117.8

$99.1

18.9%

$117.8

$99.1

18.9%

EBITDA Margin (%)

39.1%

39.4%

39.1%

39.4%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$24.7

$16.3

$24.7

$16.3

Scalable Infrastructure

12.7

9.0

12.7

9.0

Line Extensions

5.1

4.1

5.1

4.1

Upgrade / Rebuild

7.1

3.3

7.1

3.3

Support Capital

9.0

3.3

9.0

3.3

Total - NCTA Classification

$58.6

$36.0

62.8%

$58.6

$36.0

62.8%

Other

1.2

0.7

1.2

0.7

Total - Capital Expenditures

$59.8

$36.7

62.9%

$59.8

$36.7

62.9%

2-Way Capability

98%

97%

98%

97%

Cable Television ARPU

$36.15

$34.27

$36.15

$34.27

Total ARPU

$57.48

$48.84

$57.48

$48.84

/4

NEWSPAPERS

Supplementary Disclosure

March 31, 2006

Operating Results

1st Quarter

YTD

2006

2005

VAR

2006

2005

VAR

Linage (’000)

Urban Dailies

41,637

39,808

4.6%

41,637

39,808

4.6%

(in millions)

Revenues

$219.7

$212.6

3.3%

$219.7

$212.6

3.3%

Advertising

155.9

147.2

5.9%

155.9

147.2

5.9%

Circulation

40.1

41.7

-3.7%

40.1

41.7

-3.7%

Other

23.7

23.7

0.0%

23.7

23.7

0.0%

Urban Dailies

(1)

$157.5

$153.7

2.5%

$157.5

$153.7

2.5%

Community Newspapers

(1)

62.2

58.9

5.6%

62.2

58.9

5.6%

EBITDA

$37.1

$41.7

-11.0%

$37.1

$41.7

-11.0%

EBITDA Margin (%)

16.9%

19.6%

16.9%

19.6%

Change in Newsprint Expense

7.1%

7.1%

(1)

Excluding transactions between Urban Dailies and Community Newspapers

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

March 31, 2006

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

45.2%

99.9%

Canoë

92.5%

100.0%

Nurun

(3)

57.7%

57.7%

(1)

Excluding 104 shares that are held by TVA

(2)

% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

19,076,605

12,227,271

651

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay Senior Director, Corporate Secretariat and Assistant Corporate Secretary

Date:	May 11, 2006